September 15, 2025

Chath Weerasinghe
Chief Financial Officer
Perfect Moment Ltd.
244 5th Ave Ste 1219
New York, NY 10001

        Re: Perfect Moment Ltd.
            Registration Statement on Form S-3
            Filed September 11, 2025
            File No. 333-290200
Dear Chath Weerasinghe:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing